Certificate of Notification
                             (Second Quarter - 2005)

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 16, 2002 in the matter of File No. 70-10080 and dated June 30, 2004 in the matter of File No. 70-10223.

                              - - - - - - - - - - -

Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the second quarter of 2005, GEORGIA had:

Short-term and/or term loan notes outstanding -

$0

Notes outstanding to Southern Company Funding Corporation (SCFC) for GEORGIA's portion of SCFC's Commercial Paper program -

$379,902,187

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

$0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 22, 2005                                  GEORGIA POWER COMPANY



                                                       By:  /s/Wayne Boston
                                                              Wayne Boston
                                                           Assistant Secretary